Exhibit 2.3

Execution Version

SUPPORT AGREEMENT

     THIS AGREEMENT is made as of the 3rd day of March, 2003.

AMONG:

The holders of common shares and options to purchase common shares in the capital of Zemex Corporation, a corporation incorporated under the Canada Business Corporations Act (“Zemex”) named on the signature pages to this Agreement and as identified on Schedule A

(individually, a “Principal Securityholder” and collectively, the “Principal Securityholders”)

- and -

Cementos Pacasmayo S.A.A., a corporation organized and existing under the laws of Peru

(“Parentco”)

- and -

6012639 Canada Inc., a corporation incorporated under the laws of Canada and an indirect subsidiary of Parentco

(“Subco”)

     WHEREAS each Principal Securityholder is: the registered and/or direct or indirect beneficial owner of: (i) the issued and outstanding Shares set forth opposite his or her name in Schedule A attached to this Agreement; and/or (ii) the Zemex Options set forth opposite his or her name in Schedule A attached to this Agreement;

     AND WHEREAS Parentco, Subco and Zemex propose to enter into the Arrangement Agreement providing for the Arrangement pursuant to the CBCA, on the terms and conditions set forth in the Arrangement Agreement;

     AND WHEREAS pursuant to the Arrangement, the existing holders of Shares will receive cash proceeds per share of U.S.$8.80 (subject to adjustment in accordance with the Plan of Arrangement) (the “Cash Proceeds per Share”) on the terms and conditions set forth in the Arrangement Agreement;

     AND WHEREAS this Agreement sets out the terms and conditions of the several and not joint agreements of each of the Principal Securityholders (i) to support the Arrangement and to vote the Shares and Zemex Options owned by such Principal Securityholder in favour of the Arrangement Resolution; and (ii) to abide by the restrictions and covenants set forth herein;

     AND WHEREAS each of the Principal Securityholders acknowledges that Parentco and Subco would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Principal Securityholders;

     NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1 – DEFINITIONS

1.1   Definitions. For the purposes of this Agreement (including, without limitation, the recitals hereto) the terms:

“Arrangement” shall mean the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with section 6.3 of the Plan of Arrangement, section 11.09 of the Arrangement Agreement or made at the direction of the Court in the Final Order (each as defined in the Arrangement Agreement);

“Arrangement Agreement” shall mean the arrangement agreement dated as of March 3rd, 2003 between Parentco, Subco and Zemex, as it may be amended in accordance with the terms thereof from time to time;

“Arrangement Resolution” shall mean the special resolution of the Securityholders, voting as a single class, approving the Plan of Arrangement, as required by the Interim Order (as defined in the Arrangement Agreement) and applicable law;

“Board of Directors” shall mean the board of directors of Zemex;

“Business Day” shall mean any day other than a Saturday, Sunday or other day on which commercial banks located in the City of Toronto are required or permitted to close;

“CBCA” shall mean the Canada Business Corporations Act, in effect on the date hereof and as amended from time to time prior to the Effective Date;

“Circular” shall mean the notice of the Special Meeting and accompanying management proxy circular of Zemex, including all schedules thereto, to be sent to the Securityholders in connection with the Special Meeting;

“Competing Proposal” shall have the meaning ascribed to such term in section 5.07 of the Arrangement Agreement;

“Director” shall mean the Director appointed under section 260 of the CBCA;

“Effective Date” shall mean the date shown on the certificate of arrangement to be issued by the Director to give effect to the Arrangement;

“Effective Time” shall mean 12:01 a.m. (Toronto time) on the Effective Date;

“Person” shall mean any corporation, partnership, limited liability company or partnership, joint venture, trust, unincorporated association or organization, business, enterprise or other entity, any individual, and any Governmental Entity (as defined in the Arrangement Agreement);

“Plan of Arrangement” shall mean the plan of arrangement substantially in the form and content of Exhibit B to the Arrangement Agreement, and any amendments or variations thereto made in accordance with the Arrangement Agreement, or section 6.3 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Purchase Options” shall mean all Zemex Options held by a Principal Securityholder that are vested and have an exercise price of less than the Cash Proceeds per Share;

“Securityholders” shall mean the holders of Shares and the holders of Zemex Options;

“Securityholder’s Securities” shall mean, in respect of each Principal Securityholder, the number of Shares and Zemex Options set forth opposite the respective Principal Securityholder’s name on Schedule A attached to this Agreement, being all of the Shares and Zemex Options owned by the Principal Securityholder or any Person controlled by the Principal Securityholder and shall further include any Shares and Zemex Options acquired by him or her after the date hereof;

“Shares” shall mean all of the issued and outstanding common shares in the capital of Zemex (including common shares issued upon the exercise of Zemex Options) and includes any shares into which the Shares may be reclassified, subdivided, consolidated or converted and any rights and benefits arising therefrom including any extraordinary distributions of securities which may be declared in respect of such Shares;

“Special Meeting” shall mean the special meeting of the Securityholders to be called and held to consider and, if thought appropriate, approve the Arrangement Resolution and any and all adjournments or postponements thereof;

“Zemex Group” shall mean all of the Zemex Group Members collectively;

“Zemex Group Member” shall mean Zemex and any corporation, corporate entity, partnership or company of which more than fifty per cent (50%) of the outstanding shares or ownership interests ordinarily entitled to elect a majority of the board of directors thereof, or the equivalent thereto (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by Zemex;

“Zemex Options” shall mean options to purchase Shares which are granted under the Zemex Option Plan, and the related option agreements evidencing and setting forth the terms of such grants; and

“Zemex Option Plan” shall mean the 1999 Zemex Share Option Plan, as amended and restated on June 29, 2001, that provides for the issuance of options to purchase Shares, and any agreements evidencing options granted under such Plan.

For the purposes of this Agreement, if the last day of a period of days is not a Business Day, the period shall be extended to the next following day that is a Business Day.

1.2   Number and Gender. Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing gender shall include all genders.

ARTICLE 2 – COVENANTS OF THE PRINCIPAL SECURITY HOLDERS

2.1   General. Each of the Principal Securityholders, severally and not jointly, hereby covenants and agrees in favour of Parentco and Subco that, from the date hereof until the earlier of (i) the Effective Date, and (ii) the termination of the Arrangement Agreement, it will, subject to section 2.2 hereof:

(a)	except as permitted by this Agreement, from the date hereof, not knowingly take any action of any kind which is reasonably likely to reduce the likelihood of success of or delay the completion of the Arrangement, including but not limited to any action to continue, solicit, initiate, assist or encourage inquiries, submissions, proposals or offers from any other Person relating to, and will not continue or participate in any discussions or negotiations regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way with or assist or participate in, or facilitate or encourage any effort or attempt with respect to, any Competing Proposal. Notwithstanding the foregoing if an individual Principal Securityholder is also a director of Zemex, the foregoing provisions shall not prevent such Principal Securityholder, when acting solely in his role as a director of Zemex, from acting in a manner consistent with the terms of section 5.07 of the Arrangement Agreement;

(b)	notify Subco promptly upon becoming aware of any Competing Proposal;

(c)	not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey its Securityholder’s Securities, or any right or interest therein (legal or equitable), to any Person or agree to do any of the foregoing;

(d)	except for the granting of any proxy as contemplated under section 2.3(a) hereof, not grant or agree to grant any proxy or other right to vote its Securityholder’s

Securities, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of Securityholders or give consents or approval of any kind as to its Securityholder’s Securities;

(e)	not do indirectly that which it may not do directly in respect of the restrictions on its rights with respect to its Securityholder’s Securities pursuant to this section 2.1, including, but not limited to, the sale of any direct or indirect holding company of the Principal Securityholder or the granting of a proxy on the shares of any direct or indirect holding company of the Principal Securityholder which would have, indirectly, the effect prohibited by this section 2.1;

(f)	exercise the voting rights attaching to its Securityholder’s Securities and otherwise use its commercially reasonable efforts in its capacity as a holder of Shares and/or Zemex Options to oppose any proposed action by Zemex, its shareholders, any other Zemex Group Member or any other Person: (i) in respect of any arrangement, merger, sale of Zemex’s or its affiliates’ or associates’ assets, take-over bid, plan of arrangement, reorganization, recapitalization, liquidation or winding-up of, reverse take-over or other business combination or similar transaction involving, Zemex or any other Zemex Group Member other than the Arrangement, or (ii) which might reasonably be regarded as being directed towards or likely to prevent or delay the successful completion of the Arrangement;

(g)	deposit all of its Shares and Purchase Options, together, as appropriate, with a duly completed and executed letter of transmittal, with the depositary specified in the Plan of Arrangement in accordance with the terms thereof;

(h)	if the Principal Securityholder is a director of any Zemex Group Member, upon completion of the Arrangement, resign as a director of such Zemex Group Member at the time and in the manner requested by Subco; and

(i)	except in connection with any exercise of Zemex Options, not purchase or obtain or enter into any agreement or right to purchase any additional Shares from and including the date hereof until the Effective Date.

2.2   Fiduciary Obligations. Each of Parentco and Subco agrees and acknowledges that the Principal Securityholders are bound hereunder solely in their capacity as Securityholders and that the provisions hereof shall not be deemed or interpreted to bind any of them in their capacity as directors of Zemex.

2.3   Voting.

(a)	Each of the Principal Securityholders irrevocably covenants and agrees in favour of Parentco and Subco to vote or to cause to be voted its Securityholders’ Securities in favour of the Arrangement Resolution at the Special Meeting, including in connection with any separate vote of any sub-group of securityholders that may be required to be taken and of which sub-group such

Principal Securityholder forms a part. Each of the Principal Securityholders irrevocably covenants and agrees in favour of Parentco and Subco that unless the Arrangement Agreement is terminated in accordance with its terms:

(i)	no later than five days prior to the date of the Special Meeting it shall deliver or cause to be delivered (including by instructing the participant in the book entry system operated by The Canadian Depository for Securities Limited through which it holds its Shares to arrange for such delivery) to Zemex, with a copy to Subco concurrently, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement;

(ii)	such proxy or proxies shall name such individuals as may be designated by Subco; and

(iii)	such proxy or proxies will not be revoked without the written consent of Subco.

(b)	Each of the Principal Securityholders covenants that it will not exercise any rights of dissent provided under the Plan of Arrangement, any applicable laws or otherwise in connection with the Arrangement Resolution or any other corporate transaction considered at the Special Meeting.

ARTICLE 3 – REPRESENTATIONS AND WARRANTIES

3.1   Representations and Warranties of the Principal Securityholders. Each of the Principal Securityholders, severally and not jointly, represents, warrants and covenants to and with Parentco and Subco solely with regard to itself and its holdings of Shares and Zemex Options and not with regard to any other Principal Securityholder and its holdings and acknowledges that Parentco and Subco are relying upon such representations and warranties in entering into this Agreement that:

(a)	Authorization. The Principal Securityholder has all necessary power, authority, capacity and right to enter into this Agreement and to complete the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Principal Securityholder and constitutes a legal, valid and binding obligation of the Principal Securityholder enforceable by Parentco and Subco against the Principal Securityholder in accordance with its terms, subject only to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

(b)	Ownership of Shares. The Principal Securityholder is the sole beneficial owner of the Securityholder’s Securities as listed next to such Principal Securityholder’s name on Schedule A, and the Securityholder’s Securities so listed constitute all of the Shares and Zemex Options owned or controlled, directly or indirectly, by the Principal Securityholder. The Principal Securityholder has the exclusive right to dispose of the Securityholder’s Securities as provided in this Agreement and the Principal Securityholder is not a party to, bound or affected by or subject to, any charter or by-law provision, statute, regulation, judgement, order, decree or law which would be violated, contravened, breached by, or under which default would occur as a result of the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement.

(c)	Good Title. The Securityholder’s Securities to be acquired by Subco from the Principal Securityholder pursuant to the Arrangement will be acquired with good and marketable title, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever.

(d)	No Agreements. No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, to which the Principal Securityholder is a party, for the purchase, requisition or transfer from the Principal Securityholder of any of its Securityholder’s Securities, or any interest therein or right thereto, except pursuant to this Agreement.

(e)	Voting. The Principal Securityholder has not previously granted or agreed to grant any ongoing proxy in respect of its Securityholder’s Securities or entered into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind as to its Securityholder’s Securities.

(f)	Consents. No consent, waiver, approval, authorization, exemption, registration, license or declaration of or by, or filing with, or notification to any governmental administrative or regulatory authority is required to be made or obtained by the Principal Securityholder in connection with (i) the execution and delivery by the Principal Securityholder and enforcement against the Principal Securityholder of this Agreement or (ii) the consummation of any transactions by the Principal Securityholder provided for herein except for, in either case, those consents referred to in the Arrangement Agreement, and the filing of insider trading reports under applicable securities legislation.

(g)	Residency. Except as set forth on each Principal Securityholder’s signature page to this Agreement, the Principal Securityholder is a resident of Canada for the purposes of the Income Tax Act (Canada).

(h)	Non-Arm’s Length Transactions. There does not exist any guarantee or obligation or any agreement, understanding or commitment giving rise to any guarantee or obligation, financial or otherwise, on the part of Zemex or any other Zemex Group Member to the Principal

Securityholder or any affiliate of the Principal Securityholder (or any associates or insiders of any of the foregoing) other than pursuant to: (i) any Zemex Option agreements, (ii) any indemnification obligation owed by Zemex or any other Zemex Group Member to any Principal Securityholder in its capacity as a director or officer of Zemex or any other Zemex Group Member; (iii) any employment agreement to which any Principal Securityholder may be party; and (iv) any obligation on the part of Zemex or any other Zemex Group Member to make any payment in the ordinary course of any directors’ fees or in respect of reimbursement of expenses in the ordinary course which, in either case, have been approved by the Board of Directors. Except as disclosed in writing to Parentco by the Principal Securityholder or Zemex, there are no loans to the Principal Securityholder or any affiliate of the Principal Securityholder (or any associates or insiders of any of the foregoing) by Zemex or any other Zemex Group Member.

     3.2   Representations and Warranties of Parentco and Subco. Parentco and Subco, jointly and severally, hereby represent and warrant to the Principal Securityholders that:

(a)	Parentco is a corporation validly existing under the laws of Peru and Subco is a corporation validly existing under the Canada Business Corporations Act;

(b)	Parentco and Subco each have all requisite power and authority to enter into this Agreement and the Arrangement Agreement and to perform their respective obligations hereunder and thereunder;

(c)	this Agreement and the Arrangement Agreement have been duly authorized by the boards of directors of Parentco and Subco and, upon the due execution and delivery by the other parties thereto, this Agreement and the Arrangement Agreement shall be valid and binding agreements enforceable by each Principal Securityholder against Parentco and Subco in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgements and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought; and

(d)	the execution of this Agreement and the Arrangement Agreement and the consummation of the transactions contemplated hereunder and thereunder, including the Arrangement, do not and will not, with notice or lapse of time or both, violate any provision of the charter documents of Subco or Parentco or any material agreement by which Subco or Parentco or any of their respective assets, rights or properties are bound.

ARTICLE 4 – TERMINATION

4.1   Termination by Principal Securityholders. Each Principal Securityholder, when not in default in the performance of its obligations under this Agreement, may, without prejudice to any other rights, terminate its obligations under this Agreement by written notice to Parentco and Subco if:

(a)	the Arrangement Agreement has been terminated;

(b)	the representations and warranties of each of Parentco and Subco as set forth in the Arrangement Agreement and in this Agreement are not true and correct; or

(c)	following the mailing of the Circular, Parentco or Subco has not complied, in any material respect, with all of its covenants to Zemex contained in the Arrangement Agreement or to the Principal Securityholder in this Agreement and such non-compliance has not been cured within five Business Days after receipt of written notice of such non-compliance delivered by Zemex or the Principal Securityholder.

4.2   Termination by Parentco and Subco. Parentco and Subco, when not in default in the performance of their obligations under this Agreement, may, without prejudice to any other rights, terminate this Agreement by notice to the Principal Securityholder if the Arrangement Agreement is terminated in accordance with its terms.

4.3   Effect of Termination. In the case of any termination of this Agreement pursuant to this Article 4, this Agreement shall be of no further force and effect. Such termination shall not relieve any party from liability for any breach of this Agreement prior to such termination.

ARTICLE 5 – GENERAL

5.1   Co-operation/Further Assurances. Parentco and Subco, on the one hand, and each of the Principal Securityholders, acting individually on the other hand, agree to cooperate in good faith and to take all commercially reasonable steps and actions after the date hereof, as are not adverse to the party requested to take any such step or action, to complete the Arrangement in accordance with the provisions of the Arrangement Agreement and the Plan of Arrangement. The Principal Securityholders, Parentco and Subco, will from time to time execute and deliver all such further documents and instruments and do all such acts and things as the other parties may, either before or after the Effective Date, reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

5.2   Survival of Representations and Warranties. Unless this Agreement is terminated pursuant to section 4.1 or 4.2: (i) the representations and warranties of the Principal Securityholders contained in sections 3.1 (b) — 3.1 (f) shall survive indefinitely, (ii) the other representations and warranties of the Principal Securityholders contained herein shall survive for a period of two years after the date of this Agreement. and (iii) the representations and warranties of Parentco and Subco contained in section 3.2 shall survive indefinitely. No investigations made by or on behalf of Parentco and Subco or any of their authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty or covenant made by a Principal Securityholder in or pursuant to this Agreement.

5.3   Disclosure. Except as required by applicable laws or regulations, or as required by any competent governmental, judicial or other authority, or in accordance with the requirements of any stock exchange, including without limitation any such laws, regulations or requirements in respect of the Circular, no Principal Securityholder shall make any public announcement or statement with respect to this Agreement or the Arrangement without the prior written approval of Parentco and Subco.

5.4   Assignment. This Agreement shall not be assignable by any party hereto without the written consent of the other parties, which may be unreasonably withheld, provided, however, that Parentco may assign this Agreement to a subsidiary, provided, however, Parentco shall not be released from its obligations to the Principal Securityholder hereunder without their his or her prior written consent.

5.5   Time. Time shall be of the essence.

5.6   Currency. Except where specifically indicated to the contrary, all sums of money referred to in this Agreement are stated in United States dollars.

5.7   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Any action, suit or proceeding initiated in connection with this Agreement shall be brought solely in any Court in the City of Toronto having jurisdiction over the subject matter thereof. Each Principal Securityholder, Parentco and Subco hereby submit themselves to the jurisdiction of any such Court for the purpose of any such action and agree that the service of process on them in any such action may be effected by the means by which notices are to be given under this Agreement.

5.8   Entire Agreement. This Agreement, including the schedules hereto, constitutes the entire agreement and understanding between and among the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

5.9   Amendments. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto.

5.10   Notices. Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered or telecopied in the case of Parentco and Subco, addressed as follows:

Cementos Pacasmayo S.A.A. Pasaje El Carmen No. 180 Urb. El Vivero de Monterrico, Surco Lima 33 – Peru

Attention: Lino Abram, Chief Executive Officer Telephone No.: (#51)-1-317-2000 Telecopier No.: (#51)-1-437-5715

with a copy, which shall not constitute notice, to:

Cassels Brock & Blackwell LLP 2100, 40 King Street West Toronto, Ontario M5H 3C2

Attention: Jeffrey P. Roy Telephone No.: (416) 860-6616 Telecopier No.: (416) 640-3164

and in the case of a Principal Securityholder to its address indicated on its signature page to this Agreement or to such other address as the relevant party may from time to time advise by notice in writing given pursuant to this section. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or telecopy (if during normal business hours or, if not, the next day).

5.11   Specific Performance and other Equitable Rights. Each of the parties recognizes and acknowledges that this Agreement is an integral part of the transactions contemplated in the Arrangement Agreement, that Parentco and Subco would not enter into the Arrangement Agreement unless this Agreement was executed, and accordingly acknowledges and agrees that a breach by a party of any covenants or other commitments contained in this Agreement will cause any of the other parties to sustain injury for which it would not have an adequate remedy at law for money damages. Therefore, each of the parties agrees that in the event of any such breach, the aggrieved party shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity and the parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with obtaining any injunction or other equitable relief.

5.12   Expenses. Each of the parties shall pay its legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

5.13   Counterparts. This Agreement may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of the counterparts may be effected by means of a telecopied transmission.

5.14   Effectiveness. This Agreement shall not be effective until the Arrangement Agreement has been executed by Zemex, Parentco and Subco.

     IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

CEMENTOS PACASMAYO S.A.A.

By:

6012639 CANADA INC.

By:

Agreed and accepted as of this 3rd day of March, 2003.

(Print Name of Principal Securityholder)

(Signature of Principal Securityholder or Authorized Signatory)

Canadian Resident Y ☐ N ☐ (check one)

Address:

Telephone:

Facsimile:

PLEASE PROVIDE ALL OF THE ABOVE-REQUESTED INFORMATION

SCHEDULE A

Principal Securityholder	Number of Shares Held	Number of Options Held

R. Peter Gillin	1,000	37,500
Allen J. Palmiere	5,520	105,000
Peter J. Goodwin, Jr.	29,166	90,000
Terrance J. Hogan	58,990	77,000
John M. Donovan	12,346	32,500
Morton Cohen	293,886	37,500
Paul A. Carroll	12,050	30,000
Peter Lawson-Johnston	74,518	37,500
William J. vanden Heuvel	20,022	37,500
Garth A.C. MacRae	0	37,500
Jonathan C. Goodman	0	37,500